News Release

IREN Reports Q1 FY25 Results

50 EH/s expansion accelerated to H1 2025

Focused on alternative funding instruments

Potential for investor distributions in 2025

Transition to U.S. domestic issuer

SYDNEY, AUSTRALIA, November 26, 2024 (GLOBE NEWSWIRE) – IREN (NASDAQ: IREN) (together with its subsidiaries, "IREN" or "the Company"), today reported its financial results for the first quarter ended September 30, 2024. All $ amounts are in United States Dollars ("USD") unless otherwise stated.

"We are pleased to report our Q1 FY25 results and reiterate our focus on low-cost Bitcoin mining, operating cashflows and shareholder returns", said Daniel Roberts, Co-Founder and Co-CEO of IREN. "We are just weeks away from achieving our 31 EH/s milestone and are excited to announce the acceleration of our growth trajectory to 50 EH/s in H1 2025, which was previously H2 2025. Our funding program is focused on alternative funding instruments and the strong operating cashflows we expect to generate enhances our flexibility to support potential distributions in 2025".

Business Update

Bitcoin Mining

- 21 EH/s installed, on-track for 31 EH/s next month
- Accelerating expansion to 50 EH/s in H1 2025
  - Previously H2 2025
  - Single site expansion at Childress
  - S21 Pro miners previously secured (fixed price, $18.9/TH)
- Institutional-grade mining exposure
  - Vertically integrated, large scale and low-cost producer
  - ~$29k all-in cash cost per Bitcoin[1]
  - Non-HODL approach and prudent capital stewardship through the cycle
  - Commitment to 100% renewable energy, supporting energy grids and local communities

AI/HPC Update

- **AI Cloud Services**
  - 1,896 NVIDIA H100 & H200 GPUs
  - Focus on measured growth, only in response to customer demand
- **Other**
  - Continuing to advance negotiations with parties on a range of structures in relation to IREN sites – any transaction would need to reflect strategic value of IREN assets
  - Installing liquid cooling infrastructure at Childress and Prince George to support NVIDIA Blackwell GPUs

PROCEED WITH PURPOSE. 1

News Release

Power & Land

- IREN 1.4GW Sweetwater site located 60 miles from Abilene, Texas
    - Procurement underway to support IREN-owned 1.4GW substation energization by April 2026
    - Construction planning for multiple pathways
- Continuing to prioritize development activities for >1GW pipeline

Corporate & Funding

- Focused on alternative funding instruments
- Strong operating cashflows to support potential investor distributions in 2025
- Transition to U.S. domestic issuer status in 2025 (including U.S. GAAP reporting)
- The Q1 FY25 Results webcast will be recorded, and the replay will be accessible shortly after the event at *https://iren.com/investor/events-and-presentations*

First Quarter FY25 Results

- Bitcoin mining revenue of $49.6 million, as compared to $54.3 million in Q4 FY24, driven by increase in network difficulty and lower Bitcoin prices, offset by growth in operating hashrate during the month of September 2024
- 28% increase in AI Cloud Services revenue of $3.2 million, as compared to $2.5 million in Q4 FY24, driven by revenue for additional GPU's commissioned in April 2024
- Adjusted EBITDA of $2.6 million, as compared to $12.2 million in Q4 FY24[2]
- 813 Bitcoin mined, as compared to 821 Bitcoin in Q4 FY24, driven primarily by increase in network difficulty and halving event in Q4 FY24
- Net electricity costs[3] of $28.7 million, as compared to $24.1 million in Q4 FY24, primarily driven by an increase in operating capacity
    - Successful transition to spot electricity pricing at Childress from August 1, 2024
    - One-off cost of $7.2 million to close out August and September 2024 hedges
- Other costs of $21.4 million, as compared to $20.5 million in Q4 FY24[4]
    - Reflects a business today that is delivering significant growth, and projecting continued expansion over the coming years
    - Includes $2.7 million provision for Canadian non-refundable sales tax, as compared to $2.0 million in Q4 FY24.
- Net loss after income tax of $51.7 million, as compared to a loss of $27.1 million in Q4 FY24
- Q1 FY25 Operating cash outflow of $3.8 million, as compared to cash inflow of $4.8 million in Q4 FY24
- Cash and cash equivalents of $98.6 million as of September 30, 2024 and no debt facilities, increasing to $182.4 million as of October 31, 2024[5]

PROCEED WITH PURPOSE.

2

PROCEED WITH PURPOSE. 3 Assumptions and Notes 1. All-in cash cost per Bitcoin at 31 EH/s reflects total net electricity costs, overheads and Renewable Energy Certificate (REC) cash costs and includes benefit of $32m illustrative contribution from AI Cloud Services, on a per Bitcoin mined basis. Calculations assume hardware operates at 100% uptime, nameplate fleet efficiency of 15 J/TH, weighted average power cost of $0.036, overheads of $81m, REC costs of $9m, power consumption of 484MW, network hashrate of 732 EH/s, block reward of 3.125 BTC per block, transaction fees of 0.1 BTC per block, pool fees of 0.15%. $32m illustrative contribution from AI Cloud Services calculated as illustrative revenue less assumed electricity costs (excludes all other site, overhead and REC costs) and assumes hardware is fully utilized by customers and operating at 100% uptime, 1.25kW power draw per GPU, $0.045/kWh electricity costs and $2.00 per GPU hour revenue assumption. REC costs at 31 EH/s assume $3/MWh pricing based on historical purchases. Weighted average power cost assumption reflects $0.045/kWh costs in British Columbia and $0.0325/kWh costs in Texas - latter in line with actual net electricity costs of $0.031, $0.032 and $0.0306 in Aug, Sep and Oct 2024, respectively. Historical power prices achieved and power price assumptions may or may not materialize in the future. This press release should be read strictly in conjunction with the forward-looking statements disclaimer on page 6. 2. EBITDA and Adjusted EBITDA are non-IFRS metrics. See page 4 for a reconciliation to the nearest IFRS metric. 3. Net electricity cost is a non-IFRS metric. See page 5 for a reconciliation to the nearest IFRS metric. 4. Other costs exclude one-off other expense items. See page 4 for a reconciliation to the nearest IFRS metric. 5. Reflects USD equivalent, unaudited cash and cash equivalents as of September 30, 2024 and October 31, 2024 respectively.

PROCEED WITH PURPOSE. 4 Non-IFRS metric reconciliation Adjusted EBITDA Reconciliation (USD$m)1 3 months ended Sep 30, 2024 3 months ended June 30, 2024 Bitcoin mining revenue 49.6 54.3 AI cloud service revenue 3.2 2.5 Net electricity costs2 (28.7) (24.1) Other costs3 (21.4) (20.5) Adjusted EBITDA 2.6 12.2 Adjusted EBITDA Margin 5% 21% Reconciliation to consolidated statement of profit or loss Add/(deduct): Unrealized loss on financial asset - (2.1) Share-based payment expense - $75 exercise price options (3.1) (2.9) Share-based payment expense - other (5.1) (3.1) Impairment of assets (9.5) - Foreign exchange loss 1.2 (7.0) Gain on disposal of property, plant and equipment 0.8 0.0 Other expense items4 (5.6) (0.1) EBITDA (18.6) (3.0) Finance expense (0.1) (0.1) Interest income 2.3 3.0 Depreciation (34.0) (26.8) Loss before income tax expense for the period (50.4) (26.9) Income tax expense (1.3) (0.2) Loss after income tax expense for the period (51.7) (27.1) 1) For further detail, see our unaudited interim financial statements for the period ended September 30, 2024, included in our Form 6-K filed with the SEC on November 26, 2024. 2) Net electricity cost is a non-IFRS metric. See below table for a reconciliation to the nearest IFRS metric. 3) Other costs include employee benefits expense, professional fees, site expenses, Renewable Energy Certificates (RECs) and other operating expenses excluding one-off other expenses. 4) Other expense items include, a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress, the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024, professional fees incurred in relation to the securities class action and loss due to theft of mining hardware in transit.

PROCEED WITH PURPOSE. 5 Reconciliation of Electricity charges to Net electricity costs (USD$m) 3 months ended Sep 30, 2024 3 months ended June 30, 2024 Electricity charges (29.8) (25.7) Add/(deduct) the following: - Realized gain/(loss) on financial asset (4.2) 1.0 One off liquidation payment (included in Realized gain/(loss) on financial asset)1 7.2 - Reversal of unrealized loss (included in Realized gain/(loss) on financial asset)2 (3.4) - ERS revenue (included in Other income) 1.6 0.6 ERS fees (included in Other operating expenses) (0.1) (0.0) Net electricity costs3 (28.7) (24.1) 1) One-off liquidation payment includes the amount paid to exit positions previously entered into under a fixed price and fixed quantity contract, on transition to a spot price and actual usage contract. 2) Reversal of unrealized loss is calculated as the unrealized loss on financial asset as at June 30, 2024. 3) Net electricity costs exclude the cost of RECs.

PROCEED WITH PURPOSE. 6 Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for AI Cloud Services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety

PROCEED WITH PURPOSE. 7 requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Non-IFRS Financial Measures This press release includes non-IFRS financial measures, including Net electricity costs, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Net electricity costs, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share- based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items. Net electricity costs is calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of Renewable Energy Certificates (RECs).

PROCEED WITH PURPOSE. 8 About IREN IREN is a leading data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. • Bitcoin Mining: providing security to the Bitcoin network, expanding to 50 EH/s in H1 2025. Operations since 2019. • AI Cloud Services: providing cloud compute to AI customers, 1,896 NVIDIA H100 & H200 GPUs. Operations since 2024. • Next-Generation Data Centers: 360MW of operating data centers, expanding to 810MW in H1 2025. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications. • Technology: technology stack for performance optimization of AI Cloud Services and Bitcoin Mining operations. • Development Portfolio: 2,310MW of grid-connected power secured across North America, >1,000 acre property portfolio and additional development pipeline. • 100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities. Contacts Media Jon Snowball Sodali & Co +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707 Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.